This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 400, 534 – 17th Ave. S.W.
Calgary, A.B. T2S 0B1

Item 2.	Date of Material Change

On or about June 17, 2005

Item 3.	News Release

June 17, 2005, Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil to Commence Shallow Oil Drilling

TAG Oil Ltd., announced today the signing of an agreement with Denver-based Bridge Petroleum Limited.

TAG Oil also announced today that the Board has approved an amendment to the exercise price of the Share Purchase Warrants issued to arms-length parties as part of the 542,495 unit private placement on May 4, 2004.

Alan Hart, announced today his resignation as a Director and Chairman of TAG’s Board. The Company would like to thank Mr. Hart for his contributions.

Item 5.	Full Description of Material Change

Calgary, Alberta – June 17, 2005 --/PRNewswire/-- TAG Oil Ltd.,

(TAGOF:OTCBB) announced today the signing of an agreement with Denver-based Bridge Petroleum Limited. Under the agreement TAG will assume a 33.33% working interest in the 16,326-acre onshore Petroleum Exploration Permit 38751, located in the Taranaki Basin, New Zealand. The Agreement is subject to NZ Ministry of Economic Development approval.

TAG Oil President Drew Cadenhead commented, “We are very excited to enter into this agreement with Bridge Petroleum. These lands directly offset the Cheal Mt. Messenger discovery and have a drill-ready prospect called Konini-1 very near that new pool. TAG now has a three-well onshore program initiating in July 2005, all testing high quality anomalies in the oil-proven fairway of the Taranaki Basin. We are presently interpreting our Eltham 3-D seismic program, which should provide further opportunities on the back of these partnered programs”.

To view TAG’s Taranaki acreage summary, http://www.tagoil.com/oil-natural-gas-operations/

TAG Oil also announced today that the Board has approved an amendment to the exercise price of the Share Purchase Warrants issued to arms-length parties as part of the 542,495 unit private placement on May 4, 2004. The warrants are currently exercisable at a price of $2.00 per share until expiry on May 4, 2006. The Board has determined to amend the exercise price to US$0.80 exercisable until May 4, 2006. The amended Warrants will have accelerated expiry provisions whereby the Warrants will expire 30 days after notice is sent by the Company should the Company’s shares trade over US$1.20 for 10 consecutive days during the remaining term of the Warrant.

Alan Hart, announced today his resignation as a Director and Chairman of TAG’s Board. The Company would like to thank Mr. Hart for his contributions.

TAG Oil Ltd. is a Canadian-based exploration company that is exploring for oil and natural gas in New Zealand. The Company has operations offices in New Plymouth and holds a significant land position in the Taranaki and Canterbury Basins.

For additional information please visit our website at www.tagoil.com

Forward looking statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG that actual results realized in the future will be the same in whole or in part as those presented herein.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial
Officer
(604) 682-6496

Item 9.	Date of Report

June 17, 2005

“Garth Johnson”
Garth Johnson, Corporate Secretary/Chief Financial
Officer

Place of Declaration: Vancouver, British Columbia